FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

9 September 2004

BRITISH AIRWAYS Plc

(Registrant's Name)

Waterside HBA3,

PO Box 365

Harmondsworth UB7 0GB

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONTENTS

1. Press Release, "Airline Completes Sale of Qantas Stake", 9 September, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

By: /s/_______________________________
Name: Alan Buchanan
Title: Company Secretary
Date: 9 September, 2004

INDEX TO EXHIBITS

Exhibit No.	Description

1.	Press release, "Airline Completes Sale of Qantas Stake", 9 September, 2004

AIRLINE COMPLETES SALE OF QANTAS STAKE

Following the announcement on 7 September, 2004, British Airways confirms that the book building process in connection with the underwritten offering for sale of its 18.25 per cent shareholding in Qantas was completed earlier today in Sydney.

The gross sale proceeds achieved were A$1.1 billion (approximately £430 million) which the airline will receive on 14 September. As previously announced, the airline expects to use the proceeds to repay part of its existing gross debt which at June 30, 2004 amounted to £5.6 billion.

September 9, 2004

This press release does not constitute an offer of any securities for sale. The securities offered will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Certain information included in this press release is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. The forward-looking statements include, without limitation, the expected proceeds from the sale and the anticipated use of proceeds. All forward-looking statements in this press release are based upon information known to the Company on the date of this press release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Some factors that could significantly affect the expected proceeds from the sale and the anticipated use of proceeds include those available in the Company's SEC filings, including, without limitation, the Company's Annual Report on Form 20-F for the year ended March 31, 2004.